Filed Pursuant to Rule 433

Registration Statement No. 333-232213

Issuer Free Writing Prospectus dated June 30, 2020

Relating to Preliminary Prospectus Supplement dated June 29, 2020

WEIBO CORPORATION

Pricing Term Sheet

$750,000,000 3.375% Notes due 2030 (the “Securities”)

Issuer:	Weibo Corporation

Principal Amount:	US$750,000,000

Maturity Date:	July 8, 2030

Coupon (Interest Rate):	3.375%

Public Offering Price:	99.337% of face amount

Ranking:	Senior unsecured

Format:	SEC registered

Listing:	Approval in-principle has been received for the listing and quotation of the Securities on the SGX-ST.

Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof

Yield to Maturity:	3.454%

Spread to Benchmark Treasury:	2.800%

Benchmark Treasury:	T 0 5/8 05/15/2030

Benchmark Treasury Price and Yield:	99–23 and 0.654%

Interest Payment Dates:	January 8 and July 8, commencing January 8, 2021

Interest Payment Record Dates:	December 25 and June 24

Optional Redemption:

Make Whole Call at any time prior to April 8, 2030 at a redemption price equal to the greater of 100% and a discount rate of the Treasury Yield plus 45 basis points.

Par Call at any time from or after April 8, 2030 at a redemption price equal to 100%.

Trade Date:	June 30, 2020

Settlement Date:	July 8, 2020

CUSIP / ISIN:	948596AE1 / US948596AE12

Issue Ratings*:	S&P: BBB; Moody’s: Baa1

Issuer Ratings**:	S&P: BBB; Moody’s: Baa1

Sole Bookrunner:	Goldman Sachs (Asia) L.L.C.

Co-Manager:	China International Capital Corporation Hong Kong Securities Limited

*                      A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each rating should be evaluated independently of any other rating.

**               see “Risk Factors — Risks Relating to the Notes — Our credit ratings may not reflect all risks of your investments in the Notes, and changes in credit ratings may materially reduce the value of the Notes.” in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Goldman Sachs & Co., an affiliate of Goldman Sachs (Asia) L.L.C., toll-free at +1-(866)-471-2526.

No PRIIPs Key Information Document (KID) has been prepared as not available to retail in European Economic Area.

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